Northern Star Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

November 9, 2020

VIA EDGAR

Ms. Irene Barberena-Meissner

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Star Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249138

Dear Ms. Barberena-Meissner:

Northern Star Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, November 10, 2020, or as soon thereafter as practicable.

Very truly yours,

NORTHERN STAR ACQUISITION CORP.

By:	/s/ Joanna Coles
Name: Joanna Coles
Title: Chief Executive Officer